       At a special meeting of the shareholders held on April 2, 2015, the Fund's shareholders approved an Investment Advisory Agreement between Trillium Asset Management, LLC and the Trust, on behalf of the Fund.
       At the meeting, shareholders approved the agreement as follows:
Total Outstanding Shares
12,777,688
Total Shares Voted
6,594,017
For
6,403,216
Against
46,169
Abstain
144,632